FILED VIA EDGAR


                                AUGUST 9, 2005


                      SECURITIES AND EXCHANGE COMMISSION


                            450 Fifth Street, N.W.


                               Judiciary Plaza


                            Washington, D.C. 20549


                   RE: WITHDRAWAL OF REGISTRATION STATEMENT


                      FORM SB-2 FILED DECEMBER 27, 2004.


                             FILE NO. 333-121671


                            Ladies and Gentlemen:


Pursuant to Rule 477(a) of the 1933 Act Rules, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Innovative Energy Solutions, Inc. the "Registrant") to withdraw the Registration Statement on Form SB-2, as amended, filed by the Registrant on December 27, 2004 (the "Registration Statement").


No securities were sold in connection with the Registration Statement. The Registrant makes application due to changes in the company's business plan, operations, accounting and capital structure is seeking the withdrawal. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a), the SEC issue an order consenting to the withdrawal of the Registration Statement.


Sincerely,

/s/ Patrick J. Cochrane
---------------------
Patrick J. Cochrane
Chief Executive Officer